UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALANCO TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

011612603
(CUSIP Number)

August 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011612603

1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,237,211 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,237,211 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,211 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IA/OO

* Based on information set forth on the Form 8-K of Alanco Technologies, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9,2007, there were 22,113,800 shares of common stock of the Company (“Shares”) issued and outstanding as of May 10, 2007. As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Based on information set forth on the Form 10-KSB of the Company as filed with the SEC on October 1, 2007, there were 22,718,000 Shares issued and outstanding as of September 21, 2007. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 011612603

1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,237,211 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,237,211 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,211 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON HC/PN

* Based on information set forth on the Form 8-K of Alanco Technologies, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9,2007, there were 22,113,800 shares of common stock of the Company (“Shares”) issued and outstanding as of May 10, 2007. As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Based on information set forth on the Form 10-KSB of the Company as filed with the SEC on October 1, 2007, there were 22,718,000 Shares issued and outstanding as of September 21, 2007. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 011612603

1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,237,211 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,237,211 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,211 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 8-K of Alanco Technologies, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9,2007, there were 22,113,800 shares of common stock of the Company (“Shares”) issued and outstanding as of May 10, 2007. As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Based on information set forth on the Form 10-KSB of the Company as filed with the SEC on October 1, 2007, there were 22,718,000 Shares issued and outstanding as of September 21, 2007. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 011612603

1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,237,211 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,237,211 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,211 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 8-K of Alanco Technologies, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9,2007, there were 22,113,800 shares of common stock of the Company (“Shares”) issued and outstanding as of May 10, 2007. As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Based on information set forth on the Form 10-KSB of the Company as filed with the SEC on October 1, 2007, there were 22,718,000 Shares issued and outstanding as of September 21, 2007. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 011612603

1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,237,211 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,237,211 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,211 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 8-K of Alanco Technologies, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9,2007, there were 22,113,800 shares of common stock of the Company (“Shares”) issued and outstanding as of May 10, 2007. As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Based on information set forth on the Form 10-KSB of the Company as filed with the SEC on October 1, 2007, there were 22,718,000 Shares issued and outstanding as of September 21, 2007. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Alanco Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

Item 2(a).	Name of Person Filing:
WSV Management, L.L.C.
WS Ventures Management, L.P.
Ried S. Walker
G. Stacy Smith
Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:
	WSV Management, L.L.C.:	Texas
	WS Ventures Management, L.P.:	Texas
	Ried S. Walker:	United States
	G. Stacy Smith:	United States
	Patrick P. Walker:	United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 011612603

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
	WSV Management, L.L.C.:	2,237,211*
	WS Ventures Management, L.P.:	2,237,211*
	Ried S. Walker:	2,237,211*
	G. Stacy Smith:	2,237,211*
	Patrick P. Walker:	2,237,211*

* As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. Additionally, this Schedule 13D shall not be deemed to be an admission by any such reporting person that it beneficially owns Shares held by any other reporting person due to the nature of the reporting structure described herein.

(b)	Percent of Class:
	WSV Management, L.L.C.:	9.9%*
	WS Ventures Management, L.P.:	9.9%*
	Ried S. Walker:	9.9%*
	G. Stacy Smith:	9.9%*
	Patrick P. Walker:	9.9%*

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote:
		WSV Management, L.L.C.:	2,237,211*
		WS Ventures Management, L.P.:	2,237,211*
		Ried S. Walker:	2,237,211*
		G. Stacy Smith:	2,237,211*
		Patrick P. Walker:	2,237,211*

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of:
		WSV Management, L.L.C.:	2,237,211*
		WS Ventures Management, L.P.:	2,237,211*
		Ried S. Walker:	2,237,211*
		G. Stacy Smith:	2,237,211*
		Patrick P. Walker:	2,237,211*

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

* As of August 8, 2007 (the “Reporting Date”), WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "Funds") owned in the aggregate (i) 1,976,655 Shares and (ii) warrants to purchase up to 631,579 Shares. The warrants contain an issuance limitation prohibiting the warrantholder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrantholder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the warrantholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of more than 9.999% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the "9.999% Issuance Limitation"). The 9.999% Issuance Limitation may be not waived. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and the shared power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,237,211 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Reporting Date. Additionally, as of the date of this filing (the “Filing Date”), for the purposes of Reg. Section 240.13d-3, WSVM, WSV, and Messrs. Ried S. Walker, Patrick P. Walker and G. Stacy Smith are deemed to beneficially own 2,304,337 Shares, or approximately 9.999% of the Shares deemed issued and outstanding as of the Filing Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. Additionally, this Schedule 13D shall not be deemed to be an admission by any such reporting person that it beneficially owns Shares held by any other reporting person due to the nature of the reporting structure described herein.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 17, 2007

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)